Putnam Investments

100 Federal Street

Boston, MA 02110

August 26, 2022

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attn: Timothy Worthington

Re:	Putnam BDC Income ETF, Putnam Emerging Markets ex-China ETF and Putnam BioRevolution ETF (each a “Fund” and collectively, the “Funds”), each a series of Putnam ETF Trust (the “Trust”) (Securities Act File No. 333-253222 and Investment Company Act File No. 811-23643) – Form N-1A

Dear Mr. Worthington:

This letter responds to comments that you provided telephonically on July 15, 2022 regarding the Registrant’s registration statement on Form N-1A relating to the Funds, which was filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2022. Your comments and our responses are set forth below. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the registration statement. With respect to comments that are relevant to all Funds, the response is with respect to all Funds.

General

1.	Comment: Please bold the following language in the Fund Summary—Fees and Expenses section of each Fund’s prospectus: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: Registrant has revised the Fund Summary—Fees and Expenses section to bold the requested language.

2.	Comment: Please revise the Fund Summary—Annual Fund Operating Expenses section of each Fund’s prospectus to include a line item for Acquired Fund Fees and Expenses, where applicable.

Response: Registrant will include a line item for Acquired Fund Fees and Expenses in the Fund Summary—Annual Fund Operating Expenses section of Putnam BDC Income ETF’s prospectus in accordance with instruction 3(f)(vi) to Item 3 of Form N-1A. With respect to Putnam BioRevolution ETF and Putnam Emerging Markets ex-China ETF, Registrant confirms that fees and expenses incurred indirectly by each Fund as a result of the Fund’s investments in “Acquired Funds” are not expected to exceed 0.01% of the Fund’s average net assets and, consequently, such fees and expenses, if any, will be included under the subcaption “Other Expenses,” in accordance with instruction 3(f)(i) to Item 3 of Form N-1A.

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Putnam BDC Income ETF

Prospectus

Prospectus Summary – Principal Investment Risks

3.	Comment: Please consider adding Liquidity Risk as a principal risk of the Fund, if applicable.

Response: Registrant believes that the expected nature of the Fund’s BDC investments do not require the inclusion of liquidity risk as a separate principal risk factor. The Fund will limit its investments to publicly-traded BDCs and expects that a significant portion of the Fund’s BDC investments will be classified as “highly liquid” or “moderately liquid” investments, as defined by Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”). Registrant notes that disclosure related to liquidity risk is already included in certain of the Fund’s existing principal investment risks, including in its Item 4 “Fluctuation of NAV and Share Price Risk,” “Trading Issues Risk” and “Market Risk” and Item 9 “Liquidity and Illiquid Investments” risk. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

4.	Comment: Please consider adding Valuation Risk as a discrete principal risk of the Fund.

Response: Registrant believes that the expected nature of the Fund’s BDC investments do not require the inclusion of Valuation Risk as a separate principal risk factor. The Fund will limit its investments to publicly-traded BDCs that Registrant expects will typically have readily available market quotations. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

5.	Comment: Please supplementally disclose if the Fund anticipates acquiring more than 3% of the outstanding voting securities of a business development company (“BDC”). If so, please represent that the Fund will satisfy the conditions of Rule 12d1-4 under the 1940 Act when doing so.

Response: Registrant confirms that the Fund does not anticipate acquiring more than 3% of the outstanding voting securities of a BDC during the first year of its operations. Registrant notes that the Fund’s Item 4 and Item 9 “Risk of Fund of Funds Restrictions” discloses that the Fund would need to rely on Rule 12d1-4 if it seeks to invest in a BDC above the 3% limit of Section 12(d)(1)(F) of the 1940 Act. The Fund’s Item 9 “Risk of Fund of Funds Restrictions” further discloses the conditions the Fund would need to comply with to be able to rely on Rule 12d1-4.

6.	Comment: Please disclose if the Fund intends to support or oppose shareholder issues through its voting rights.

Response: The Fund has delegated the authority to vote proxies for the Fund’s portfolio investments to Putnam Management. Putnam Management’s proxy voting procedures (the “Procedures”) are summarized in the Fund’s SAI and attached as Appendix A to the Fund’s

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SAI. The Fund will vote proxies pursuant to the Procedures, including those relating to shareholder issues.

7.	Comment: With respect to the “Risk of Investing in the Financials Sector”, please include corresponding disclosure in the Fund’s principal investment strategies.

Response: Registrant will add the following disclosure to the Fund’s principal investment strategies:

Given that the fund will invest in BDCs, a significant portion of its assets will have exposure to the financials sector.

8.	Comment: With respect to the “Common Stock Risk”, please consider tailoring this risk disclosure to the Fund. In particular, please clarify whether it is the underlying BDCs or the Fund that will invest in common stock. If the latter, please include corresponding disclosure in the Fund’s principal investment strategies.

Response: The Fund expects to invest in common stocks issued by underlying BDCs and will tailor the disclosure under “Common Stock Risk” to include specific reference to BDCs as shown below. Registrant will also make corresponding changes to the Fund’s Item 9 “Common Stock Risk”.

Common stock risk. The fund will invest in common stocks issued by BDCs. Common stock represents an ownership interest in a company. The value of a company’s stock, including a BDC, may fall or fail to rise as a result of factors directly relating to that company, such as decisions made by its management or lower demand for the company’s products or services. A stock’s value may also fall because of factors affecting not just the company, but also other companies in the same industry or in a number of different industries, such as increases in production costs.

9.	Comment: With respect to the “Industry or Sector Concentration Risk”, please include corresponding disclosure in the Fund’s principal investment strategies.

Response: As noted above in the response to comment 7, Registrant will add the following disclosure to the Fund’s principal investment strategies:

Given that the fund will invest in BDCs, a significant portion of its assets will have exposure to the financials sector.

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Putnam BioRevolution ETF

Prospectus

Prospectus Summary – Principal Investment Strategies

10.	Comment: Please provide a more specific and detailed definition of biology revolution companies. Such a definition should be specific enough for an investor to understand the nexus of the holdings of the Fund to the name of the Fund. If a definition is overly broad, it can be overly inclusive and the Fund’s investments and performance may not have strong ties to its stated investment strategy.

Response: Registrant will revise the definition of biology revolution companies as follows to provide more specific and detailed definition:

The fund invests mainly in common stocks (growth or value stocks or both) of companies worldwide of any size with a focus on “biology revolution” companies. Biology revolution companies are companies that the fund’s investment manager, Putnam Investment Management, LLC (“Putnam Management”) believes offer the opportunity to capitalize on a convergence of technological developments in the life sciences sector ~~(“biology revolution companies”). In evaluating investments for the fund, Putnam Management views “biology revolution companies” to~~that change the ability to understand and design biology to scale and include technology-enabling companies ~~that provide the materials, equipment and knowledge to enable biology innovations~~, biotechnology or “synthetic biology companies”, and existing companies that ~~operate in industries that are likely to be impacted by~~may benefit from the biology revolution ~~over time.~~in certain cases by reducing operational risks (i.e., providing supply chain redundancy or sourcing of new or rare materials), mitigating environmental risks (i.e., reducing greenhouse gas emissions), and/or fostering consumer demand for the company’s products.

Technology-enabling companies have products that contribute to the research, development, production, diagnosis, and treatment of biology. Examples include instruments like DNA sequencers, mass spectrometers, electron microscopes and PCR technology that have helped enable advances in the fields of genomics, proteomic, and cell research. Putnam Management believes that technology-enabling companies have the potential for increased demand for their products from companies engaged in biological research or development of biological products. “Synthetic biology companies” are companies that manufacture products made from biological materials, including companies that are engaged in redesigning organisms for useful purposes by engineering them to have new abilities to solve problems in medicine, manufacturing, and agriculture. Examples would include companies in the plant-based or alternative meat industries.

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11.	Comment: Please expand on what it means to “capitalize on a convergence of technological developments in the life sciences sector” and consider providing examples.

Response: Registrant believes that the expanded definition of biology revolution companies and related examples included in response to comment 10 provide sufficient context for the referenced disclosure. Accordingly, Registrant respectfully declines to make any additional changes in response to this comment.

12.	Comment: Please explain in plain English what is meant by enabling “biology innovations, biotechnology or synthetic biology companies.”

Response: Registrant will include the following description of “synthetic biology companies” in the Fund’s principal investment strategies. Registrant believes that this additional disclosure, together with the other disclosures in the Fund’s principal investment strategies, provides a plain English description of what is meant by enabling “biology innovations, biotechnology or synthetic biology companies.”

Synthetic biology companies are companies that manufacture products made from biological materials, including companies that are engaged in redesigning organisms for useful purposes by engineering them to have new abilities to solve problems in medicine, manufacturing and agriculture. Examples would include companies in the plant-based or alternative meat industries.

13.	Comment: The Fund’s principal investment strategies state that “Putnam Management views ‘biology revolution companies’ to include . . . companies that operate in industries that are likely to be impacted by the biology revolution over time.” Please strengthen this statement. As currently written, “impacted by the biology revolution over time” is vague and overly broad.

Response: Please refer to the response to comment 10 for revised disclosure in response to this comment.

Prospectus Summary – Principal Investment Risks

14.	Comment: In light of Rule 35d-1 (the “Names Rule”), the staff would expect a registrant to create a reasonable definition for purposes of the Fund’s 80% test. Generally, when considering the reasonableness of a definition, significant exposure to the industry in question would be considered. “Risk of Investing in Biology Revolution Companies” states that “certain of [the companies in which the Fund invests] do not currently derive a substantial portion of their current revenues from biology revolution activities and there is no assurance that any company will do so in the future.” Please supplementally clarify why the definition of biology revolution is reasonable.

Response: Registrant does not believe that investments in companies that do not currently derive a substantial portion of their current revenues from biology revolution activities is inconsistent with the Names Rule. Registrant notes that Section 35(d) of the 1940 Act and the Names Rule do not provide a standard for defining a company as a member of an industry or sector suggested

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by a fund’s name. Rather, as noted in Footnote 43 to the adopting release of the Names Rule (the “Adopting Release”), “an investment company may use any reasonable definition of the terms used in its name.” Registrant further notes that none of Section 35(d) of the 1940 Act, the Names Rule, the Adopting Release, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 requires a fund to invest in securities of a company that derives a certain percentage of its revenues from a particular industry suggested by the fund’s name. Because the Fund has adopted a policy to invest at least 80% of its net assets in equity securities of biology revolution companies and provides a reasonable definition of “biology revolution companies”, Registrant respectfully believes that the Fund complies with the requirements of the Names Rule.

15.	Comment: With respect to “Foreign Investment Risk”, please include corresponding disclosure in the Fund’s principal investment strategies.

Response: Please refer to the response to comment 10 for revised disclosure in response to this comment.

16.	Comment: With respect to “Industry or Sector Concentration Risk”, please include corresponding disclosure in the Fund’s principal investment strategies.

Response: Registrant will revise the Fund’s principal investment strategies to add the following disclosure:

From time to time, the fund may invest a significant portion of its assets in companies in one or more related industries or sectors, including the health care, consumer discretionary, consumer staples, biotechnology and materials sectors.

Putnam Emerging Markets ex-China ETF

Prospectus

Prospectus Summary – Principal Investment Strategies

17.	Comment: Please provide more detailed information on the specific factors that the Fund will consider in determining which stocks it will invest in beyond the fact that they are common stocks of emerging market companies.

Response: Registrant will include the following additional disclosure in the Fund’s principal investment strategies:

Emerging markets include countries in the MSCI Emerging Market ex-China Index or that Putnam Management considers to be emerging markets based on its evaluation of their level of economic development or the size and experience of their securities markets. Putnam Management invests significantly in small and mid-size companies. In evaluating potential investments, Putnam Management seeks high-quality companies with mispriced earnings growth that can potentially deliver excess return over the fund’s benchmark.

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Putnam Management focuses on companies that it believes to have a durable competitive advantage, strong balance sheets and a potential for above-average profitability.

18.	Comment: Please explain in plain English what growth and value stocks are.

Response: Registrant will include the following disclosure describing growth and value stocks in the Fund’s principal investment strategies:

Growth stocks are stocks of companies whose earnings are expected to grow faster than those of similar firms, and whose business growth and other characteristics may lead to an increase in stock price. Value stocks are issued by companies that Putnam Management believes are currently undervalued by the market. If Putnam Management is correct and other investors ultimately recognize the value of the company, the price of its stock may rise.

19.	Comment: Please explain in greater detail how the Fund will evaluate growth and value stocks for inclusion in the Fund.

Response: Please refer to the response to comment 19 for the process for evaluating growth and value stocks.

20.	Comment: The Fund’s principal investment strategies state that “Putnam Management may also consider other factors that it believes will cause the stock price to rise.” Please clarify what other factors Putnam Management will consider.

Response: Registrant has elected to delete this disclosure from the prospectus.

Prospectus Summary – Principal Investment Risks

21.	Comment: With respect to the “Industry or Sector Concentration Risk”, please include corresponding disclosure in the Fund’s principal investment strategies.

Response: Registrant will add the following disclosure to the Fund’s principal investment strategies:

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From time to time, the fund may invest a significant portion of its assets in companies in one or more related industries or sectors, including the information technology and financials sectors.

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I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at 617 760-0023. Thank you for your assistance.

Very truly yours,

Peter T. Fariel

Putnam Investments

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